SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 17, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K a press release, dated December 17, 2003, announcing that it has acquired Nestlé’s dairy business in Turkey.

PRESS RELEASE

Paris, December 17th 2003

Groupe DANONE acquires Nestlé’s dairy business in Turkey

Groupe DANONE is acquiring Nestlé’s dairy business in Turkey, in a move that will double its sales revenues in this country and strengthen its leading position in fresh dairy products. The deal also includes the UHT milk business of Nestlé.

Danone in Turkey will own the local Mis trademark; Nestlé branded products will be gradually integrated in Danone’s brand portfolio including Danone, Tikvesli and Birtat.

The transaction is subject to the approval of the Turkish antitrust authorities.

Parallel to this, Groupe DANONE takes control of its Turkish operations through the acquisition of the 50% shareholding held up to now by the Turkish group Sabanci.

Groupe DANONE and Sabanci had been partners in this joint venture since 1997, developing leading positions in the fresh dairy products and water markets (bottles under Hayat and Akmina brands and jugs under Flora brand).

For further information:

Corporate Communication : 33 1 44 35 20 74/75 – Investor Relations Department : 33 1 44 35 20 76

Groupe DANONE: 15, rue du Helder 75439 Paris Cedex 09 – Fax 33 1 45 35 20 54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 17, 2003	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer